UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Atlantic Coastal Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

048453104

(CUSIP Number)

Shahraab Ahmad

Atlantic Coastal Acquisition Management LLC

6 St Johns Lane, Floor 5

New York, NY 10013

(248) 890-7200

with a copy to:

Stephen Ashley

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

(212) 858-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048453104	Schedule 13D	Page 1 of 8 Pages

(1) Names of reporting persons Atlantic Coastal Acquisition Management LLC
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 8,424,999
(11) Aggregate amount beneficially owned by each reporting person: 8,424,999
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 69.3%
(14) Type of reporting person (see instructions): OO

CUSIP No. 048453104	Schedule 13D	Page 2 of 8 Pages

(1) Names of reporting persons Shahraab Ahmad
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization Cyprus
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 8,424,999
(11) Aggregate amount beneficially owned by each reporting person: 8,424,999
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 69.3%
(14) Type of reporting person (see instructions): IN

CUSIP No. 048453104	Schedule 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Atlantic Coastal Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6 St Johns Lane, Floor 5, New York, NY 10013. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Atlantic Coastal Acquisition Management LLC, a Delaware limited liability company (the “Sponsor”); and

(ii) Mr. Shahraab Ahmad (“Mr. Ahmad”), Managing Member of the Sponsor and Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit I.

8,424,999 shares of Class A Common Stock are held directly by the Sponsor (the “Shares”).

(b) The Sponsor’s address for its principal place of business is 6 St Johns Lane, Floor 5, New York, NY 10013. Mr. Ahmad’s address is 49 Cathcart Road, London, UK SW10 9JE.

(c) The principal business of each of the Reporting Persons is investing in securities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which such person was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Ahmad is a citizen of the Republic of Cyprus.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of Transaction.

In December 2020, the Sponsor purchased 8,625,000 shares of the Issuer’s Class B common stock (“Class B Common Stock”, such 8,625,000 shares the “Founder Shares”) for an aggregate price of $25,000. Of these Founder Shares, 200,000 were subsequently transferred to the independent directors of the Issuer for their service on the Issuer’s board of directors.

On March 8, 2021, the Issuer consummated its Initial Public Offering (the “IPO”) of 34,500,000 units, each consisting of one share of common stock and one-third of one warrant to purchase one share of common stock for $11.50 per share, which amount includes 4,500,000 units that were subject to the underwriters’ over-allotment option, which was exercised in full.

In a private placement (the “Private Placement”) that occurred simultaneously with the consummation of the IPO, the Sponsor purchased an aggregate of 6,066,667 warrants (“Private Placement Warrants”) at $1.50 per Private Placement Warrant, generating total proceeds of $9,100,000. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Issuer’s SPAC trust account (the “Trust Account”). If the Issuer does not complete a business combination within the period (the “Combination Period”) allowed by Issuer’s amended and restated certificate of incorporation (as amended on March 2nd, 2023, the “Current Charter”), the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

CUSIP No. 048453104	Schedule 13D	Page 4 of 8 Pages

Pursuant to Letter Agreements (as defined below) described in Item 6 of this Schedule 13D, which information is incorporated herein by reference, each of the Sponsor and Mr. Ahmad, among others, agreed: (1) to waive their redemption rights with respect to their Founder Shares and public shares, insofar as rights would enable them to receive funds from the Trust Account, in connection with the completion of the Issuer’s initial business combination or any amendment to the provisions of the Issuer’s amended and restated certificate of incorporation relating to the Issuer’s pre-initial business combination activity and related stockholders’ rights; and (2) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold, if the Issuer fails to complete its initial business combination within the Combination Period from closing of the IPO (although they will be entitled to liquidating distributions from the Trust Account with respect to any shares of Class A Common Stock included as part of the units sold in the IPO they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). Under the Current Charter, the shares of Class B Common Stock can be converted into Class A Common Stock at any time at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like.

In the interest of extending the Combination Period, which was set to expire on March 8, 2023, and maintaining flexibility to retain stockholders and meet NASDAQ continued listing requirements following any stockholder redemptions in connection with a vote to extend the Combination Period, the Issuer amended its charter to extend the Combination Period and allow its holders of Founder Shares, including the Sponsor, to convert their Class B Common Stock shares into Class A Common Stock. On March 2, 2023, the Sponsor elected to convert 8,424,999 of its 8,425,000 shares of Class B Common Stock into 8,424,999 shares of Class A Common Stock pursuant to the terms of the Current Charter. Through this conversion, the Sponsor agreed that it would (i) not vote any shares of Class A Common Stock that it receives by converting Class B Common Stock into Class A Common Stock until after the closing of a business combination and (ii) not have redemption rights or otherwise be entitled to any distribution from the Trust Account by virtue of the Sponsor’s ownership of Class A Common Stock that it receives by converting Class B Common Stock into Class A Common Stock. The election to convert is qualified in its entirety by reference to the full text of such conversion agreement (the “Share Conversion Election Notice”), a copy of the notice of which is filed as Exhibit III hereto.

The source of funds for the acquisitions described above was the working capital of the Sponsor. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 048453104	Schedule 13D	Page 5 of 8 Pages

As Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Ahmad may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 69.3% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume 12,157,610 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on March 3, 2023.

The Sponsor may be deemed to have beneficial ownership of 8,424,999 shares of Class A Common Stock. Mr. Ahmad may be deemed to have beneficial ownership of 8,424,999 shares of Class A Common Stock.

Sponsor:

(i)	Amount beneficially owned: 8,424,999
(ii)	Percent of Class: 69.3%
(iii)	Sole power to vote or to direct the vote: 0
(iv)	Shared power to vote or to direct the vote: 0
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 8,424,999

Mr. Ahmad:

(i)	Amount beneficially owned: 8,424,999
(ii)	Percent of Class: 69.3%
(iii)	Sole power to vote or to direct the vote: 0
(iv)	Shared power to vote or to direct the vote: 0
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 8,424,999

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) During the 60 days preceding the date of this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 048453104	Schedule 13D	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Class B Common Stock

In December 2020, the Reporting Persons purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.0029 per share.

In March 2021, the Issuer consummated its IPO of 34,500,000 units, each consisting of one share of common stock and one-third of one redeemable warrant to purchase one share of common stock for $11.50 per share, which amount includes 4,500,000 units that were subject to the underwriters’ 45-day over-allotment option, which was exercised in full.

On March 2, 2023, the Reporting Persons elected to convert 8,424,999 shares of Class B Common Stock owned by them into an aggregate of 8,424,999 shares of Class A Common Stock pursuant to the terms of the Current Charter. The terms of such conversion are described further below under the section “Share Conversion Election Notice.”

Letter Agreements

In connection with the IPO, the Sponsor and each member of the Issuer’s board of directors and each of its executive officers (including Mr. Ahmad as director and chief executive officer of the Issuer) entered into letter agreements (collectively, the “Letter Agreements”), pursuant to which they agreed: (1) to waive their redemption rights with respect to their Founder Shares and public shares, insofar as rights would enable them to receive funds from the Trust Account, in connection with the completion of the Issuer’s initial business combination or any amendment to the provisions of its amended and restated certificate of incorporation relating to the Issuer’s pre-initial business combination activity and related stockholders’ rights; and (2) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold, if the Issuer fails to complete its initial business combination within the Combination Period from closing of the IPO (although they will be entitled to liquidating distributions from the Trust Account with respect to any shares of Class A Common Stock included as part of the units sold in the IPO they hold if the Issuer fails to complete its initial business combination within the prescribed time frame).

The foregoing description of the Letter Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is filed as Exhibit II hereto.

Private Placement Warrant Purchase Agreement

On March 3, 2021, the Sponsor purchased an aggregate of 6,066,667 warrants for an aggregate purchase price of $9,100,000 that occurred simultaneously with the closing of the IPO. Each whole warrant entitles its holder to purchase one whole share of Class A Common Stock at an exercise price of $11.50 per share.

The foregoing description of the Private Placement Warrant Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit III hereto.

Share Conversion Election Notice

On March 2, 2023, the Issuer adopted the Current Charter. On March 2, 2023, the Sponsor sent a notice to the Issuer (the “Share Conversion Election Notice”) electing to convert 8,424,999 of its shares of Class B Common Stock into 8,424,999 Class A Common Stock. The Sponsor agreed to not vote any shares of Class A Common Stock that it receives by virtue of the Share Conversion Election Notice until after the closing of a business combination. The Sponsor also agreed that it would not have redemption rights by virtue of its ownership of Class A Common Stock that it received as a result of the Share Conversion Election Notice nor is it otherwise entitled to any distribution from the Issuer’s Trust Account as a result of its ownership of such shares acquired pursuant to the Share Conversion Election Notice.

CUSIP No. 048453104	Schedule 13D	Page 7 of 8 Pages

The foregoing description of the Share Conversion Election Notice is qualified in its entirety by reference to the full text of such notice, a copy of which is filed as Exhibit IV hereto.

Registration Rights Agreement

On March 2, 2021, the holders of the Founder Shares (and any shares of Class A Common Stock issuable upon conversion of the Founder Shares), Private Placement Warrants (and any shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants), and warrants (and any shares of Class A Common Stock issuable upon exercise of such warrants) that may be issued upon conversion of working capital loans entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which they have registration rights to require the Issuer to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A Common Stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit V hereto.

Indemnification Agreement

In connection with its IPO, the Issuer entered into an indemnification agreement (“Indemnification Agreement”) with each of its executive officers and directors (including Mr. Ahmad), pursuant to which the Issuer agreed to indemnify and advance certain expenses such persons, to the fullest extent permitted by applicable law, if such persons are or are threatened to be made a party to certain proceedings by reason of their service to the Issuer.

The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit VI hereto.

Non-Redemption Agreements

On or about February 27, the Sponsor entered into agreements (“Non-Redemption Agreements”) with several unaffiliated third parties in exchange for them agreeing not to redeem certain of the common stock of the Issuer held by them at a meeting called by the Issuer to extend the time the Issuer had to consummate an initial business combination. Pursuant to the Non-Redemption Agreements, the Sponsor has agreed to assign to each third party the lesser of a certain amount of shares, which varies among each third party, and (ii) 9.9% of the Class A common stock outstanding after such meeting. This assignment was subject to the conditions that an initial business combination is consummated and the investor executed a joinder to the Letter Agreement.

The foregoing description of the Non-Redemption Agreements is qualified in its entirety by reference to the full text of the form of such agreements, a copy of which is filed as Exhibit VII hereto.

CUSIP No. 048453104	Schedule 13D	Page 8 of 8 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit I	Joint Filing Agreement, dated as of March 10, 2023, by and between the Reporting Persons.

Exhibit II	Letter Agreement between the Issuer, the Sponsor, and Mr. Ahmad, among others (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, File No. 001-40158, filed on March 8, 2021).

Exhibit III	Private Placement Warrant Purchase Agreement between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, file No. 001-40158, filed on March 8, 2021).

Exhibit IV	Share Conversion Election Notice, dated as of March 2, 2023, by and between Sponsor and Mr. Ahmad.

Exhibit V	Form of Registration Rights Agreement by and among the Issuer, the Sponsor, and security holders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, File No. 001-40158, filed on March 8, 2021).

Exhibit VI	Form of Indemnification Agreement by the Issuer, the Sponsor, and Mr. Ahmad, among others (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1/A, File No. 333-253003, filed on February 25, 2021).

Exhibit VII	Form of Non-Redemption Agreement, dated as of February 27, between Sponsor and certain public stockholders (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, File No. 001-40158, filed on February 27, 2023).

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 10, 2023

Atlantic Coastal Acquisition Management LLC

By:	/s/ Shahraab Ahmad
Name: Shahraab Ahmad
Title: Managing Member

Shahraab Ahmad

By:	/s/ Shahraab Ahmad
Name: Shahraab Ahmad

[Signature Page to Schedule 13D]